Exhibit 99.1
Waldencast plc Announces First Quarter Fiscal 2024 Earnings Release Date, Conference Call and Webcast
May 13, 2024 – NEW YORK, NY – – Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, announced that it will release its first quarter fiscal 2024 earnings results before the U.S. stock market opens on Tuesday, May 21, 2024. The Company will conduct a conference call to discuss its earnings results on the same day at 8:30am ET.
Investors and analysts interested in participating in the conference call are invited to dial (877) 704-4453 or (201) 389-0920 for international callers. The conference call will be webcast live and can be accessed at https://ir.waldencast.com/. A replay of the webcast will remain available on the website for 90 days.
About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Contacts
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR
Brittany Fraser/Alecia Pulman

Waldencast@icrinc.com